UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 4, 2007

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

Description:

As previously disclosed in a Form 6K filed with the SEC on April 19, 2007, on April 17, 2007, Astris Energi Inc. (the “Company”) executed a binding letter of intent with Green Shelters Innovations Ltd. (“Green Shelters”), a research and development company organized under the laws of the Republic of Cyprus. The transaction, which was negotiated by the Special Committee of the Board of Directors of the Company, includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets. As part of the transaction, on April 30, 2007, the Company entered into a loan agreement (the “Loan Agreement”), pursuant to which it issued a secured convertible promissory note (the “Convertible Note”). A copy of the Loan Agreement and the Convertible Note are attached hereto as Exhibits 99.1 and 99.2 respectively. Under the Loan Agreement and the Convertible Note, Green Shelters agreed to loan to the Company an initial sum of USD$200,000, which sum may be increased to USD$600,000. Interest accrues on the Loan at an annual rate of ten Percent (10%). The Loan is due and payable upon the earlier to occur of the following: (a) termination of the LOI, for any reason other than pursuant to section 12(c) of the LOI, (ii) July 31, 2007, if the acquisition contemplated by the LOI is not consummated on or prior to such date, (iii) a breach by Obligor of any of its obligations under the LOI or an Event of Default under this Note, (iv) failure to obtain approval of the shareholders of the Obligor of the acquisition contemplated by the LOI at a duly called meeting, and (v) the consummation of, or the execution of a binding agreement relating to, any acquisition by any person other than the Holder or an affiliate thereof, of the Obligor, any merger or consolidation with or involving the Obligor, or any acquisition of all or any portion of the stock of the Obligor (including without limitation, by tender offer) or all or any portion of the assets of the Obligor by the Obligor or the shareholders of the Obligor.

Exhibits.
(d)	Exhibits.

Exhibit No.	Description

99.1	Loan Agreement

99.2	Convertible Promissory Note

This Form 6-K is hereby filed and incorporated by reference in the Company’s Registration Statements on Form S-8 (File No. 333-127384) and Form S-8 (File No. 333-112300),

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: May 3, 2007	By:	/s/ Jiri Nor
Title : President & CEO

Astris Energi, Inc.

Date: May 3, 2007	By:	/s/ Anthony Durkacz
Title : Chief Financial Officer